UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Stryve Foods, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

863685 103
(CUSIP Number)

Stryve Foods Holdings, LLC
801 Tennyson Parkway, Suite 275
Plano, Texas 75024
(972) 987-5130
Attn: R. Alex Hawkins
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 863685 103
1	NAME OF REPORTING PERSONS Stryve Foods Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON HC

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 23, 2021 by Stryve Foods Holdings, LLC, a Texas limited liability company (the “Company”) with respect to securities of Stryve Foods, Inc. (the “Issuer”) (as amended from time to time, the “Schedule 13D”).  Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) On or about June 24, 2022, the Company distributed all 11,502,355 shares of Class V Common Stock of the Issuer and 11,502,355 Class B Units of Andina Holdings LLC, a Delaware limited liability company (“Holdings”) to its members in accordance with the distribution priorities set out in the Company’s first amended and restated operating agreement. The reporting person made a pro rata liquidating distribution of all of its shares to its members without consideration. This distribution was a planned transfer from the holding company formed in the business combination to the original Stryve Foods equity holders. Following such distribution, the Company beneficially owns no shares of Class V Common Stock and no Class B Units.

(c) Except as described in Item 5(a) above, during the past 60 days the Company has not effected any transactions in the Class A Common Stock.

(e)  June 24, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

STRYVE FOODS HOLDINGS, LLC

/s/ R. Alex Hawkins
Name: R. Alex Hawkins
Title: Manager